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                              July 7, 2023

       Dana Petitto
       Chief Financial Officer
       Brookfield Real Estate Income Trust Inc.
       250 Vesey Street, 15th Floor
       New York, NY 10281

                                                        Re: Brookfield Real
Estate Income Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 16,
2023
                                                            Form 10-Q for the
quarterly period ended March 31, 2023
                                                            Filed May 12, 2023
                                                            File No. 000-56428

       Dear Dana Petitto:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
       Purchases of Equity Securities
       Net Asset Value, page 49

   1. We note your allocation of net asset value to each class of share in the table at the top of page 51. Please clarify
for us, and expand your disclosure to discuss, how you calculated the amount allocated to
each class of share (e.g. $487,102,000 to Class S shares,
                                                        $566,427,000 to Class I
shares). Within your response and expanded disclosure, please clarify how you
incorporate the stockholder servicing fees in this allocation.

       Notes to the Financial Statements
       2. Summary of Significant Accounting Policies
 Dana Petitto
Brookfield Real Estate Income Trust Inc.
July 7, 2023
Page 2
Fair Value Measurement, page F-14

2.       We note your disclosure that the inputs used in determining the
Company   s equity method
         investment carried at fair value are considered Level 3. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of this asset. Please refer to ASC
         820-10-50-2(bbb).
Form 10-Q for the quarterly period ended March 31, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

3. You disclose that the increase in rental revenue was due to property acquisitions and increasing rental rates. As it appears that your existing portfolio had an impact on your change in rental revenues, please tell us what consideration you gave to providing same store performance information within your results of operations.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Share Repurchases, page 49

4. We note your table at the bottom of page 50 which states that you repurchased 2.78% of your shares outstanding during March 2023. We note your disclosure on page 49 that the total amount of aggregate repurchases of your common stock is limited to no more than
         2% of your aggregate NAV per month. Please reconcile the apparent inconsistency for us.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameDana Petitto                        Sincerely,
Comapany NameBrookfield Real Estate Income Trust Inc.
                                                      Division of Corporation
Finance
July 7, 2023 Page 2                                   Office of Real Estate &
Construction
FirstName LastName